Exhibit 1.2

FOR IMMEDIATE RELEASE

chinadotcom Announces Appointment of SVP for Finance and Administration

The company is committed to augmenting the management team
at the corporate and operating levels

Hong Kong January 15, 2004 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), the leading integrated enterprise software and mobile applications company in China and internationally, today announced the appointment of Mr. Keith Oliver as Senior Vice President (“SVP”) for Finance and Administration.

Mr. Oliver has over 20 years of experience in the finance and financial management fields. He was Chief Financial Officer of Dentsu Young & Rubicam Asia for 4 years, where he contributed substantially to the improvement of financial operations of the company. In addition, Mr. Oliver spent 18 years with Philip Morris Asia where he held various key positions including Regional Vice President, Finance. After Philip Morris Asia, he joined Kraft Foods Asia Pacific as Area Director for 4 years.

Daniel Widdicombe, Chief Financial Officer, said, “We are delighted to add Keith as part of our initiative to enhance the competencies of our management team. Keith is a seasoned professional accountant with over 20 years of experience in the finance area. With his comprehensive knowledge in finance and his hands-on experience in company controls, Keith will further add to our capabilities with regard to budgeting, financial reporting, internal controls, compliance and the audit process.”

“As the company increases its scope of operations due to organic growth and acquisitions, we are committed to augmenting our management team at both the corporate and operating levels, and we will continue to hire seasoned professionals to meet the demands of our growth. The appointment of Keith Oliver as SVP for Finance, together with senior appointments announced recently including John Clough as Independent Director of the board of chinadotcom, John Xiao as Executive Director of the board of hongkong.com, and Roger Allen as Managing Director of Praxa Limited, will certainly add value to the group in developing and implementing its strategy going forward,” added Mr. Widdicombe.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM

FOR IMMEDIATE RELEASE

software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S. and Europe. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe and Pivotal Corporation (“Pivotal”), a NASDAQ-listed Customer Relationship Management company with clients worldwide based in Vancouver, Canada. The company expects to conclude the acquisitions of Ross and Pivotal by no later than the first half of calendar year 2004, subject to the respective approvals of Ross’ and Pivotal’s shareholders and certain regulatory approvals.

CDC’s Mobile Applications and Portal Operations are focused on rapid growth in the mobile applications market internationally. The company offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.1 million as of September 30, 2003, with direct connectivity with local mobile operators in 26 provinces. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City and X-City 2 services. The unit’s Korean operation develops cutting-edge CDMA-based mobile applications and establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. Beyond China and Korea, the unit aims to expand its mobile service and applications internationally through partnerships with global mobile applications and technology providers. Recently, chinadotcom announced its intension to reorganize its mobile and portal unit as a wholly-owned subsidiary, chinadotcom Mobile Interactive Corporation (“CDC Mobile”) and register an offering of CDC Mobile’s American Depositary Shares under the Securities Act of 1933, as amended.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year

FOR IMMEDIATE RELEASE

ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel: (852) 2961 2750
Fax: (852) 2571 0410
e-mail: jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations
Tel: 1-212-661-2160
Fax: 1-973-591-9976
e-mail: craig.celek@hk.china.com

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